Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Alison M. Fuller, Esq.
(202) 419-8412
afuller@stradley.com

April 27, 2010

Via EDGAR

Ms. Sally Samuel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-05514 and 033-20673

Dear Ms. Samuel:

On behalf of the MTB Group of Funds (the “Registrant”) and its series, the MTB Managed Allocation Fund – Moderate Growth II (the “Fund”), below you will find the Registrant’s responses to the comments that you conveyed on April 6, 2010 via telephone to Taylor Brody, with regard to Post-Effective Amendment No. 80 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  On February 26, 2010, the Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on April 27, 2010 pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings that are assigned to the terms in the Amendment.

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

PROSPECTUS
Cover Page:

1.
Comment:  Merge the content included on the front cover and the first page of the prospectus to create one cover page and revise the content to comply with Item 1 of Form N-1A.  Do not include the phrase “Managed by MTB Investment Advisors, Inc.” as the first item on the cover and do not repeat this phrase more than once.  Do not include the phrase “Are NOT FDIC Insured” unless the Fund is sold by an insured depository.

Response:  We have complied with this comment and have revised the front cover of the prospectus to comply with Item 1 of Form N-1A.  The Registrant has deleted the reference to FDIC insurance.

Investment Goal:

2.	Comment: Confirm that the investment goal listed in the section entitled “Investment Goal” is the actual investment goal of the Fund as opposed to a paraphrase.

Response:  The Registrant confirms that the investment goal listed in the section entitled “Investment Goal” is the Fund’s investment goal.

Fees and Expenses of the Fund:

3.
Comment:  Repeat the second sentence of the first paragraph under “Fees and Expenses of the Fund” relating to additional fees or expenses imposed by separate accounts in the introduction to the Example.

Response:  We have complied with this comment.

4.	Comment: Delete the second paragraph under “Fees and Expenses of the Fund” related to voluntary fee waivers and reimbursements.

Response:  We have complied with this comment.

5.	Comment: Add parentheses around the phrase “Fees paid directly from your investment” under “Shareholder Fees.”

Response:  We have complied with this comment.

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

6.    Comment:  Delete the last two lines of the table under Annual Fund Operating Expenses if the applicable fee waivers and/or expense reimbursements are voluntary and also delete the related footnote.

Response:  The fee waiver is contractual, so the last two lines of the table under Annual Fund Operating Expenses and the related footnote remain.

Portfolio Turnover:

7.	Comment: Delete the final sentence of the paragraph in the section entitled “Portfolio Turnover.”

Response:  We have complied with this comment.

Principal Investment Strategies of the Fund

8.
Comment:  Confirm that the principal investment strategies listed in the section entitled “Principal Investment Strategies of the Fund” are the principal investment strategies of the Fund as opposed to a paraphrase.

Response:  The Registrant confirms that the principal investment strategies listed in the section entitled “Principal Investment Strategies of the Fund” are the principal investment strategies of the Fund.

9.	Comment: Delete the second paragraph in the section entitled “Principal Investment Strategies of the Fund.”

Response:  We have complied with this comment.

Principal Risks of Investing in the Fund

10.
Comment:  Confirm that all of the risks listed in the section entitled “Principal Risks of Investing in the Fund” correspond to the investment strategies listed above in the section entitled “Principal Investment Strategies of the Fund.”

Response:  The Registrant confirms that the risks listed in the section entitled “Principal Risks of Investing in the Fund” correspond to the investment strategies listed in the section entitled “Principal Investment Strategies of the Fund.”

11.
Comment:  Add the following phrase to the bulleted text for “Risks Associated with Non-Investment Grade Securities” in the section entitled “Principal Risks of Investing in the Fund:” “typically referred to as junk bonds.”

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

                Response:  We have complied with this comment.

12.	Comment: Delete the last two paragraphs in the section entitled “Principal Risks of Investing in the Fund” related to the Federal Deposit Insurance Corporation and other risks of the Fund.

                Response:  We have complied with this comment.

Performance Information

13.	Comment: Revise the introductory language in the section entitled “Performance Information” so that it matches the language provided in Item 4 of Form N-1A.

Response: We have complied with this comment.

14.	Comment: Distinguish which of the indices listed is the Fund’s primary index and which is the Fund’s secondary index.

Response:  We have complied with this comment.  For your information, the Fund’s primary broad-based market index is the Standard & Poor’s 500 Index and the Fund’s secondary broad-based market index is the Barclays Capital U.S. Aggregate Bond Index.

15.	Comment: Delete the second paragraph in the section entitled “Performance Information” related to after-tax return.

Response:  We have complied with this comment.

16.	Comment: Replace the bar chart showing the Fund’s returns horizontally with one having a vertical format.

Response:  We have complied with this comment.

17.	Comment: Delete the sentence under the bar chart related to the Fund’s total return for the three-month period since it is not required given the Fund’s fiscal year end.

Response:  We have complied with this comment.

18.
Comment:  Change the column heading in the Average Annual Total Returns table that is currently referred to as “Start of Performance” to “Life of Fund (since June 17, 2002)” and delete the related footnote.

Response:  We have complied with this comment.

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

19.	Comment: Combine the first three rows of the Average Annual Total Returns table.

Response:  We have complied with this comment.

20.	Comment: Add the following parenthetical phrase after the two indices listed in the Average Annual Total Returns table: “(reflects no deductions for fees, expenses or taxes).”

Response:  We have complied with this comment.

Additional Information about Investment Goal, Strategies and Risks of the Fund and the Underlying Funds

21.	Comment: Add a page break before this section since it is not part of the summary section of the prospectus.

Response:  We have complied with this comment.

22.	Comment: Check that the font is consistent throughout this section and the rest of the prospectus.

Response:  We have complied with this comment.

Summary of Goals, Strategies and Risks of the Underlying Funds

23.
Comment:  Delete the word “Summary” from the title of the section entitled “Summary of Goals, Strategies and Risks of the Underlying Funds” since it could be confusing as compared with the summary section of the prospectus.

Response:  We have complied with this comment.

Principal Securities of the Fund

24.
Comment: Delete the cross reference to the Fund’s statement of additional information in the second sentence of the first paragraph in the section entitled “Principal Securities of the Fund.”  Delete all cross references throughout the prospectus or provide the specific page number of the text being referenced.

Response:  The Registrant has deleted cross references throughout the prospectus and statement of additional information.  Where cross references remain because a reference to another document has been

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

deemed to be particularly helpful, the Registrant has detailed the specific section to which the reader is being referred.

25.	Comment: In the sub-section related to Mortgage-Backed Securities, disclose whether the Fund has any sub-prime exposure and explain any related risks.

Response:  The Fund does not have any sub-prime exposure.

Other Investments and Investment Strategies

26.	Comment: Disclose whether the Fund engages in frequent trading or temporary defensive positions.

Response:  The Fund does not engage in frequent trading, but the Underlying Funds in which it invests may make temporary defensive positions.  As a result, the following has been added to the section entitled “Other Investments and Investment Strategies:”

Temporary Defensive Investments
The Underlying Funds may temporarily depart from their principal investment strategies by investing their assets in cash and shorter-term debt securities and similar obligations.  They may do this to minimize potential losses and maintain liquidity to meet shareholder redemptions during adverse market conditions. This may cause the Underlying Funds and/or the Fund to fail to meet their investment goals and to give up greater investment returns to maintain the safety of principal, that is, the original amount invested by shareholders.  Interest income from temporary investments may be taxable to shareholders as ordinary income.

Principal Risks of Investing in the Fund

27.	Comment: In the sub-section related to Prepayment Risks, discuss the risks of any sub-prime exposure, if applicable.

Response:  This disclosure is not applicable because the Fund does not have any sub-prime exposure.

Frequent Trading Policies

28.	Comment: Include the disclosure required by Rule 22c-2 within the section entitled “Frequent Trading Policies.”

Response:  We have complied with this comment.

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

Financial Highlights

29.
Comment:  Confirm that the language included under the sub-heading “Supplemental Fee Information” is necessary and not repetitive as compared with what was previously disclosed in the summary section of the prospectus.  Note that it is permissible to describe any voluntary expense waivers within this section.

Response:  In the Amendment, the section entitled “Supplemental Fee Information” has been reduced and no longer includes an additional fee table.  The text in this section now reads as follows:

The Advisor has voluntarily agreed to limit the Fund’s total direct operating expenses to 0.72% of the Fund’s average daily net assets.  Voluntary waivers may be reduced or eliminated at any time.  Given the Advisor’s contractual waiver, in no event shall the Fund’s total direct operating expenses exceed 0.74% of the Fund’s average daily net assets through April 30, 2011.

The calculation of the voluntary expense cap set forth above for the Fund, and the resulting Total Annual Fund Operating Expenses after voluntary waivers and reimbursements, were based on the average net assets of the Fund as of the fiscal year ended December 31, 2009. A decline in the Fund’s average net assets during the current fiscal year, as a result of market volatility or other factors, could cause the Fund’s expense ratio to be higher than the fees and expenses shown. Annualized expense ratios for the six-month period ended June 30, 2009 are available in the Fund’s semi-annual report.

How to Obtain More Information About MTB Group of Funds

30.
Comment:  Within the section entitled “How to Obtain More Information About MTB Group of Funds,” include a direct link to information provided on the Fund’s website.  If the Fund does not have a website, please disclose that in this section, as well.

Response:  We have revised the text in the section entitled “How to Obtain More Information About MTB Group of Funds” to reflect the fact that the Fund does not have a website.

31.	Comment: Revise the back cover of the prospectus to include only the information required to be included in a back cover per Item 1 of Form N-1A.

Ms. Sally Samuel
U.S. Securities and Exchange Commission
April 27, 2010

                Response:  We have complied with this comment.

STATEMENT OF ADDITIONAL INFORMATION

31.	Comment: Include the Board of Trustees leadership and risk oversight disclosure required by the recent amendments to Item 17 of Form N-1A.

Response:  We have complied with this comment.

PART C

32.	Comment: Replace Form of agreements with the copies of the executed agreements per Rule 483.

Response:  In response to this comment, we have replaced the Form of agreements previously included as Exhibits under Item 28(d)(xviii), (e), (g), (h)(iii), (h)(iv), (h)(vi) and (n)(i) of the Registrant’s Part C with copies of the executed agreements.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8412 or in my absence, Taylor Brody at (215) 564-8071.

Very truly yours,

/s/ Alison M. Fuller
Alison M. Fuller, Esquire

cc:           Jeffrey M. Seling
Taylor Brody, Esquire